

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2010

David J. Horin
Chief Financial Officer
Rodman & Renshaw Capital Group, Inc.
1251 Avenue of the Americas
New York, NY 10020

> **Re: Rodman & Renshaw Capital Group, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed March 16, 2010**
> **Definitive Proxy Statement**
> **Filed March 26, 2010**
> **Form 10-Q for Quarterly Period Ended**
> **June 30, 2010**
> **Filed August 12, 2010**
> **File No. 001-33737**

Dear Mr. Horin:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Item 15. Exhibits and Financial Statement Schedules, page 34

1.   Please tell us why you have not filed the joint venture agreement with Aceras Partners, LLC as it would appear that this is a material agreement. Refer to Item 601(b)(10) of Regulation S-K.

Financial Statements

Consolidated Statements of Cash Flows, page F-6

2.   Please clarify for us the nature of the line item 'Aceras proceeds.' Further, please confirm for us that you will disclose the nature of this line item in future filings, as applicable.

3.   Please tell us how you determined it was appropriate to classify 'Distributions to non-controlling interests' within your investing activities. Within your response, please reference ASC 230-10.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Goodwill and Other Intangible Assets, page F-11

4.   Please tell us how your policy of capitalizing customer relationships acquired in the normal course of your operations complies with paragraph 3 of ASC 350-30-25.

Note 4 – Financial Instruments, at Fair Value, page F-14

5.   Please tell us how you determined it was appropriate to aggregate certain Level 3 assets in your disclosure of changes in fair value of your Level 3 assets. Please refer to paragraph 2c of ASC 820-10-50.

6.   Please tell us the nature of the change in accounting estimate which increased the value of your warrants. Further, please confirm for us that you will disclose the nature of changes in accounting estimates in future filings, as applicable.

Form 10-Q for the quarterly period ended June 30, 2010

Financial Statements

Notes to Consolidated Financial Statements

Note 3 – Recent Accounting Pronouncements, page 11

7.   In light of your economic interest in Aceras BioMedical, please tell us how you determined that you do not have the power to direct the activities that most significantly impact Aceras BioMedical's economic performance. Please refer to paragraph 38G of ASC 810-10-25.

Proxy Statement on Schedule 14A filed March 26, 2010

Management, page 2

8.   For each person who serves as a director, please briefly tell us the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director. This disclosure should be made on a director-by-director basis. Confirm for us that you will include similar disclosure in future filings. Refer to Item 401(e) of Regulation S-K.

9.   Please provide us with the disclosure required by Item 407(h) of Regulation S-K. Confirm that you will include similar disclosure in future filings.

Summary Compensation, page 11

10.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please tell us the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.

Cash Bonus Compensation, page 14

11.   We note that the compensation committee awarded Mr. Horin an additional bonus of 28,748 restricted stock units. Please tell us the criteria the compensation committee used in deciding to award this bonus. Confirm that you will include similar disclosure in future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney Advisor, at 202-551-3404 or Karen Garnett, Assistant Director, at 202-551-3785 with any other questions.

Sincerely,

Kevin Woody
Branch Chief